Exhibit 12.1

DCT INDUSTRIAL TRUST INC.

CALCULATION OF EARNINGS TO FIXED CHARGES

DISTRIBUTION RATIOS

	Year ended December 31,
	2016	2015	2014	2013	2012
	(dollar amounts in thousands)
Earnings
Income (loss) before income taxes (1)	$94,509	$97,062	$41,056	$(11,588)	$(28,956)
Adjustments added:
Amortization of capitalized interest	2,367	1,938.00	1,522	1,232	1,023
Distributions from unconsolidated joint ventures	6,056	5,590	4,655	8,801	4,808
Fixed charges (see below)	74,987	70,495	72,891	72,197	74,106
Adjustments subtracted:
Interest capitalized	(9,902)	(15,849)	(9,098)	(8,298)	(4,267)

Total earnings	$168,017	$159,236	$111,026	$62,344	$46,714

Fixed charges:
Interest expense (2)	$64,449	$54,055	$63,236	$63,394	$69,403
Interest capitalized	9,902	15,849	9,098	8,298	4,267
Portion of rental expense representative of interest	636	591	557	505	436

Total fixed charges	$74,987	$70,495	$72,891	$72,197	$74,106

Earnings to fixed charges (3)	2.2	2.3	1.5	N/M	N/M

(1)	Pre-tax income (loss) from continuing operations before equity in income (losses) of unconsolidated joint ventures and including gain on dispositions of real estate interests not meeting the definition of a discontinued operations.
(2)	Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness, and excludes hedge ineffectiveness.
(3)	The ratio was less than 1:1 for the years ended December 31, 2013, December 31, 2012 as earnings were inadequate to cover fixed charges by deficiencies of approximately $9.9 million and $27.4 million, respectively.